UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2020

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Commission File Number: 001-38067

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Verona Pharma plc
(Translation of registrant's name into English)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 8, 2020, Verona Pharma plc issued a press release (the "Update on AGM Procedure") reporting changes to procedures for the Company's Annual General Meeting to be held on April 16, 2020, in response to the UK Government's present restrictions on public gatherings of more than two people.

The Update on AGM Procedure is furnished herewith as Exhibit 1.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Update on AGM Procedure

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: April 14, 2020	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel